FORM 4
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Actof 1940


[_] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue. See Instructions 1(b).
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1.   Name and Address of Reporting Person

     Drapkin, Donald
     35 East 62nd Street
     New York New York  10021
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2.   Issuer Name and Ticker or Trading Symbol

     Siga Technologies, Inc.  ("SIGA")
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3.   IRS or Social Security Number of Reporting Person (Voluntary)


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4.   Statement for Month/Year

     SEPTEMBER 2001
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

     [x] Director              [x] 10% Owner   [_] Officer (give title below)
     [_] Other (specify below)

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [x] Form filed by One Reporting Person
     [_] Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security     |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                         |  Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                         |        |      |                                  |  Beneficially     |(D)or |                           |
                         |        |    | |                  | A/|           |  Owned at         |Indir |                           |
                         | Date   |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
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Common Stock             |09/19/01|  P  | |    40,667       | A |    (1)    |   2,297,252(2)    |  D   |                           |
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Common Stock             |07/16/01|  C  | |   379,859       | A |    (3)    |   2,297,252(2)    |  D   |                           |
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                         |        |     | |                 |   |           |                   |      |                           |
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                         |        |     | |                 |   |           |                   |      |                           |
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                         |        |     | |                 |   |           |                   |      |                           |
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)

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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of      |2.Con-  |3.      |4.    |5.Number of De |6.Date Exer      |7.Title and Amount |8.Price|9.Number    |10.|11.Nature |
  Derivative    |version |Transaction    | rivative Secu |cisable and      |  of Underlying    |of Deri|of Deriva   |Dir|of In-    |
  Security      |or Exer |        |      | rities Acqui  |Expiration       |  Securities       |vative |tive        |ect|direct    |
                |cise    |        |      | red(A) or Dis |Date(Month/      |                   |Secu   |Securities  |(D)|Beneficial|
                |Price of|        |      | posed of(D)   |Day/Year)        |                   |rity   |Benefi      |or |Ownership |
                |Deriva- |        |      |               |Date    |Expir   |                   |       |ficially    |Ind|          |
                |tive    |        |      |           | A/|Exer-   |ation   |   Title and Number|       |Owned at    |ire|          |
                |Secu-   |        |    | |           | D |cisa-   |Date    |   of Shares       |       |End of      |ct |          |
                |rity    |Date    |Code|V|  Amount   |   |ble     |        |                   |       |Month       |(I)|          |
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
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Stock Option    |        |        |    | |           |   |        |         | Common |         |       |            |   |          |
(Right to buy)  | $2.50  |08/15/01| A  |V| 1,125,000 | A |08/15/01| 05/03/11| Stock  |1,125,000|       |1,125,000   | D |          |
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Warrant         |        |        |    | |           |   |        |         | Common |         |       |            |   |          |
(Right to buy)  | $3.552 |09/19/01| P  | |    30,500 | A |  (4)   | 09/19/08| Stock  |   30,500|  (1)  |   30,500   | D |          |
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Series A        |        |        |    | |           |   |        |         | Common |  379,859|       |            |   |          |
Preferred Stock |        |07/16/01| C  | |   373,913 | D |        |         | Stock  |    (3)  |       |        0   | D |          |
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                |        |        |    | |           |   |        |         |        |         |       |            |   |          |
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                |        |        |    | |           |   |        |         |        |         |       |            |   |          |
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

Explanation of Responses:

(1) Mr. Drapkin purchased 40,667 shares of Common Stock and Warrants to purchase up to 30,500 shares of Common Stock for an aggregate purchase price of $125,000.

(2) Includes 378,326 shares of Common Stock issuable upon exercise of Warrants that the Reporting Person does not currently have the right to exercise. See Attachment A.

(3) On July 16, 2001, Mr. Drapkin converted 373,913 shares of Series A Preferred Stock, together with accrued dividends thereon, into 379,859 shares of common stock.

(4)  See Attachment A




                                               /s/ Donald G. Drapkin
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                                               ** Signature of Reporting Person



                                               October 10, 2001
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                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


                                                                 SEC 1474 (7-96)

                                  ATTACHMENT A


         Reporting Person:             Donald G. Drapkin
         Issuer:                       SIGA Technologies, Inc. (SIGA)
         Report:                       Form 4 for September 2001



     The Reporting Person holds warrants that each provide that, with certain limited exceptions, it is not exercisable if, as a result of such exercise, the number of shares of Common Stock beneficially owned by the Reporting Person and his affiliates (other than shares of Common Stock which may be deemed beneficially owned through the ownership of the unexercised portion of such warrants) would exceed 9.99% of the outstanding shares of Common Stock. As a result of such restrictions and other securities which the Reporting Person may be deemed beneficially to own as of September 30, 2001 (which include securities with regard to which the Reporting Person has no pecuniary interest, and which are therefore not disclosed in this Form 4), the Reporting Person's warrants are not presently exercisable. Nonetheless, the Reporting Person may be deemed to have a pecuniary interest in such warrants and in the Common Stock issuable upon exercise thereof.